Q.E
4/30/2002

02033922

**Form 6-K**

# SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2002 Commission File Number: 0-20235

**NORTH AMERICAN PALLADIUM LTD.**

(Name of Registrant)

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

(Address of Principal Executive Offices)

SEC MAIL RECEIVED PROCESSING
MAY 02 2002
WASH. D.C. 164 SECTION

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ Assigned File No. ___________ No ☒

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).



Exhibit Index begins on page 3.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date: April 30, 2002

By: Mary Batoff

Title: Secretary

## EXHIBIT INDEX

**EXHIBIT 1**

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North American **Palladium** Ltd.

130 Adelaide St. West
Suite 2116
Toronto, ON
M5H 3P5

# News Release

Website: www.napalladium.com

April 15, 2002

FOR IMMEDIATE RELEASE

Trading Symbol TSE - PDL
AMEX - PAL

## North American Palladium Ltd. Announces Operating Results Update for First Quarter 2002

During the first quarter of 2002, North American Palladium Ltd. continued to improve the operating performance of its new 15,000 tonnes per day mill at its Lac des Iles mine near Thunder Bay, Ontario. Both mill throughput and palladium recoveries are continuing to improve, as a result of the introduction of fine crushed material into the Semi-Autogenous Grinding (SAG) mill and modifications to the grinding and flotation circuits. During the first quarter of 2002, the mill processed 1,205,150 tonnes of ore or 13,391 tonnes per day with a palladium head grade of 1.91grams per tonne, producing 53,922 ounces of palladium at a recovery rate of 73.0%. This represents an improvement of 7.4% in mill throughput and 3.7% in palladium recovery compared to the fourth quarter of 2001. Other metal production during the first quarter of 2002 included 4,656 ounces of platinum, 3,668 ounces of gold, 1,164,497 pounds of copper and 666,369 pounds of nickel. In the fourth quarter of 2001 the mill processed 1,146,563 tonnes of ore or 12,463 tonnes per day with a palladium grade of 1.99 grams per tonne, producing 51,475 ounces of palladium at a recovery rate of 70.4%.

The increased mill throughput and palladium recovery in the first quarter of 2002 resulted from a number of initiatives introduced by the Company. A contract crushing facility, which was commissioned in the fourth quarter of 2001, is supplying fine ore that is blended with coarser ore and thereby increasing the efficiency of the SAG mill. A new internal grinding liner was installed in the SAG mill in the first quarter of 2002 and this also is contributing to improved mill throughput. The flotation process has been reconfigured to simplify the cleaning circuit. The flotation circuit in the old mill has been connected to the new mill thereby increasing the cleaning capacity. Additional modifications have resulted in the more efficient application of reagents into the circuit. These adjustments combined with operator training have resulted in improved mill operating efficiency. The modifications within the mill have resulted in a significant improvement in the concentrate grade in the 2002 first quarter to 249.8 grams of palladium per tonne or 7.29 ounces of palladium per ton. This compares with a concentrate



5 of 6 pages

grade of 198.9 grams of palladium per tonne or 5.80 ounces of palladium per ton in the fourth quarter of 2001.

North American Palladium's continued focus is to identify areas for improvement within the mill and to implement sustainable, long-term solutions. Several engineering studies designed to optimize SAG mill throughput are due to be completed in the second quarter of 2002. In addition, the Company, with the assistance of Lakefield Research Ltd., is continuing to work on the modifications required in the flotation circuit to further improve palladium recovery. "We are pleased that both mill throughput and palladium recovery are improving," said Keith Minty, President and Chief Executive Officer, North American Palladium. "We are working diligently on the long-term solutions, and expect gradual improvements to the performance of the new mill in 2002."

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**North American Palladium's Lac des Iles Mine** is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. **Palladium** use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan.

For further information contact:
Keith C. Minty - President & CEO
Tel: (416) 360-2656 Fax: (416) 360-7709
or
George D. Faught - Vice President Finance & CFO
Tel: (416) 360-2650 Fax: (416) 360-7709